

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 16, 2016

Via E-mail
Michael Bishop
Senior Vice President and Chief Financial Officer
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, Connecticut 06810

> **Re: FuelCell Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2015**
> **Filed January 8, 2016**
> **File No. 1-14204**

Dear Mr. Bishop:

We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Product Sales, page 47

1.   We note the disclosure that revenues declined due to decreased sales of fuel cell kits to POSCO and power plant revenue partially offset by an increase in engineering and construction services. In future filings please also disclose the underlying reasons for items that impact revenue. For example, explain why POSCO purchased fewer fuel cell kits in fiscal year 2015 compared to fiscal year 2014. Refer to Item 303 of Regulation S-K and Section III.B.1. of SEC Release 33–8350. We further note, in this regard, public statements by management, such as in earnings calls, that you are transitioning away

from selling kits to POSCO in favor of a royalty-based arrangement. If this change will materially impact your business or results of operations, please note your disclosure obligations pursuant to Item 303(a)(3)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery